UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer

Dated: May 27, 2009

EXHIBIT INDEX

Exhibit No.	Description

1	Press Release

Exhibit 1
Noah Education Announces Third Quarter Fiscal 2009 Financial Results
Revenue Exceeds Guidance at RMB214.5 Million
Entering Kids’ English Training Market by Acquiring Little New Star Education Group
SHENZHEN, CHINA — May 26, 2009 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of interactive education content in China, today announced its unaudited financial results for the three and nine months ended March 31, 2009.
Third Quarter Fiscal 2009 Financial Highlights
•
Net revenue increased by 16.5% to RMB214.5 million (US$31.4 million), compared with RMB184.1 million in the third quarter of fiscal 2008, exceeding the Company’s previously stated guidance of RMB205 million to RMB210 million

•
Gross profit increased by 11.6% to RMB113.5 million (US$16.6 million), representing a gross margin of 52.9%, compared with gross profit of RMB101.7 million, or a gross margin of 55.3%, in the third quarter of fiscal 2008

•	Operating income increased by 11.0% to RMB29.2 million (US$4.3 million), compared with RMB26.3 million in the third quarter of fiscal 2008

•
Net income decreased by 38.0% to RMB34.4 million (US$5.0 million), compared with RMB55.4 million in the third quarter of fiscal 2008, primarily due to a decrease in other non-operating income and interest income

•
Basic and diluted earnings per share were RMB0.96 (US$0.14) and RMB0.95 (US$0.14), compared with RMB1.45 and RMB1.40, respectively, for the third quarter of fiscal 2008. Basic and diluted earnings per share, excluding share-based compensation expense and the change in the fair value of warrants (non-GAAP), were RMB0.91 (US$0.13), compared with RMB1.49 and RMB1.46, respectively, for the third quarter of fiscal 2008

Key Strategic Development — Acquisition of Little New Star English
The Transaction
Noah signed a definitive agreement on May 22, 2009, to acquire 100% interest in Little New Star Education Group (“Little New Star”), a Changsha based private education service provider that specializes in providing English language training for kids. The total consideration is subject to earn out adjustments and is comprised of part cash and part stock, which represents approximately 6% of Noah’s outstanding shares. The transaction is scheduled to close by July 2, 2009 and will be subject to customary closing conditions including regulatory approvals.

About Little New Star
Little New Star, founded in 1992, is a leading provider of kids’ English language training in China, based in Changsha, Hunan province. The company provides English learning services through its direct-owned schools, as well as develops and markets English teaching materials through its franchised learning centers. It has 10 direct-owned learning centers in Changsha, Datong and Xiangtan, and over 600 franchises across China, except in Tibet. The company was recently named as one of the Top Ten Foreign Language Training Organizations by sina.com.
Mr. Dong Xu, Noah’s chairman and chief executive officer, said, “We are very pleased to announce the acquisition of Little New Star, as it is a big step forward in Noah’s quest to become a full-service education provider. We truly believe we have found a leader in a market segment with a tremendous amount of upside potential. In line with our strategy, acquiring Little New Star will bring Noah an additional revenue stream and contribute to more rapid business growth in the near term, while Little New Star’s high quality services and strong brand reputation will drive performance in the longer term. We expect this acquisition to meaningfully contribute to our sustainable growth and drive Noah’s leadership in the Chinese education market as we become a more comprehensive education service provider.
“The kids’ English language training market is a fragmented segment which offers tremendous growth potential and favorable market dynamics. According to a recent Deloitte report, the English training market in China is valued at RMB20 billion, and the population of children in the target age range of three to twelve years is approximately 130 million. With its recognized capabilities in content development and teaching methodology, as well as its strong presence in the second and third tier cities in China, Little New Star has been able to achieve substantial growth over the last decade and is regarded as one of the top kids’ English training providers in China. As this fragmented market inevitably begins to consolidate, we are confident that Little New Star will emerge as the leader.
“Little New Star fits perfectly into Noah’s business expansion plans, as there are significant synergies in a number of areas. For example, Noah will leverage its own extensive sales and marketing capabilities to more rapidly expand the strong market position already established by Little New Star in the kids’ English training market. Noah and Little New Star can both benefit from cross-selling opportunities within the existing customer base and intend to uncover additional revenue sources by leveraging existing technology and service platforms.
“We are confident that this combination will be fruitful for shareholders, employees, customers and especially China’s children,” Xu concluded.
Third Quarter of Fiscal 2009 Unaudited Financial Results
“Our continued focus on executing our business strategy has enabled us to deliver another quarter of solid results, as we once again exceeded our top line guidance,” said Rick Chen, Noah’s executive vice president. “The 16.5% net revenue growth was primarily attributable to the strong momentum in our KLD products We anticipate KLD margins will continue to improve and expect KLD to remain one of our primary near-term growth drivers.”

Net Revenue. Net revenue was RMB214.5 million (US$31.4 million) in the third quarter of fiscal 2009, exceeding the Company’s guidance of RMB205 million to RMB210 million. This represented an increase of 16.5% compared with net revenue of RMB184.1 million for the third quarter of fiscal 2008.
Net revenue from DLD products, representing 55.8% of total net revenue, decreased by 22.6% year-over-year to RMB119.6 million (US$17.5 million) in the third quarter of fiscal 2009, compared with RMB154.5 million in the third quarter of fiscal 2008. This decline was primarily attributable to decrease in the average selling price of DLDs and lower sales volume, which was offset by increased KLD sales.
Net revenue from KLD products, representing 27.5% of total net revenue, was RMB59.0 million (US$8.6 million). This compares with net revenue of RMB36.9 million in the second quarter of fiscal 2009 following its market launch in August 2008.
Net revenue from e-dictionary products, representing 16.4% of total net revenue, increased by 22.9% to RMB35.1 million (US$5.1 million) in the third quarter of fiscal 2009, compared with RMB28.6 million in the third quarter of fiscal 2008. This is primarily a result of a temporary rebound in demand for these products.
Cost of revenue. Cost of revenue was RMB101.0 million (US$14.8 million), or 47.1% of net revenue, in the third quarter of fiscal 2009, compared with RMB82.4 million, or 44.7% of net revenue, in the third quarter of fiscal 2008.
Gross Profit. Gross profit increased by 11.6% to RMB113.5 million (US$16.6 million) in the third quarter of fiscal 2009, representing a gross margin of 52.9%. This compares with gross profit of RMB101.7 million and a gross margin of 55.3% in the third quarter of fiscal 2008. The decrease in gross margin is mainly due to the change in product mix, with KLD accounting for a greater percentage of total revenue, and the decrease in DLD average selling price.
Operating Expenses. Total operating expenses were RMB95.9 million (US$14.0 million), representing 44.7% of net revenue for the third quarter of fiscal 2009, compared with RMB86.5 million, or 47.0% of net revenue, in the third quarter of fiscal 2008. This is primarily due to improved operating efficiency.
Research and development expenses were RMB11.3 million (US$1.6 million), representing 5.3% of net revenue in the third quarter of fiscal 2009, compared with RMB14.7 million, or 8.0% of net revenue in the third quarter of fiscal 2008. This was primarily due to lower third party software licensing fees and a cost reduction from restructuring.
Sales and marketing expenses were RMB65.2 million (US$9.5 million), representing 30.4% of net revenue in the third quarter of fiscal 2009, compared with RMB56.2 million, or 30.5% of net revenue in the third quarter of fiscal 2008, as a result of increased sales and promotion efforts in connection with the rollout of new KLD products.

General and administrative expenses were RMB19.3 million (US$2.8 million), representing 9.0% of net revenue in the third quarter of fiscal 2009, compared with RMB15.2 million, or 8.3% of net revenue, in the third quarter of fiscal 2008. This reflects an increase in consulting fees related to the implementation of the Company’s Enterprise Resource Planning (ERP) system, the launch of a Sarbanes-Oxley compliance project, and other legal and professional fees associated with being a U.S.-listed company.
Income from Operations. Operating income for the third quarter of fiscal 2009 increased by 11.0% to RMB29.2 million (US$4.3 million), representing an operating margin of 13.6%, compared with operating income of RMB26.3 million and operating margin of 14.3% in the third quarter of fiscal 2008.
Other Income, net. Interest income was RMB1.0 million (US$0.1 million) in the third quarter of fiscal 2009, compared with RMB6.2 million in third quarter of fiscal 2008, primarily due to a decrease in interest rates during the fiscal 2009 quarter. Investment income was RMB1.2 million (US$0.2 million) in the third quarter of fiscal 2009. Other non-operating income was RMB0.4 million (US$0.05 million) in the third quarter of fiscal 2009, compared to RMB22.6 million in the third quarter of fiscal 2008. The 2008 figure includes a RMB21.8 million foreign exchange gain. Derivative gain in the third quarter of fiscal 2009 was RMB2.8 million (US$0.4 million), as a result of the expiration of warrants in the third quarter of fiscal 2009.
Income before Taxes. Income before tax expenses decreased by 38.2% to RMB34.5 million (US$5.1 million) in the third quarter of fiscal 2009, compared with RMB55.9 million in the third quarter of fiscal 2008, primarily due to a decrease in other non-operating income of RMB22.2 million and interest income of RMB5.2 million.
Income Tax Expense. Provision for income taxes was RMB165,889 (US$24,278) for the third quarter of fiscal 2009, compared with RMB417,200 for the third quarter of fiscal 2008. The effective tax rate was 0.5% for the third quarter of fiscal 2009, compared with 0.7% for the third quarter of fiscal 2008. The decrease in tax expense and effective tax rate were attributable to an increase in deferred tax credits.
Net Income. The Company reported net income of RMB34.4 million (US$5.0 million), or RMB0.96 (US$0.14) and RMB0.95 (US$0.14) per basic and diluted share, respectively, for the third quarter of fiscal 2009. This compares with net income of RMB55.4 million, or RMB1.45 and RMB1.40 per basic and diluted share, respectively, for the third quarter of fiscal 2008.
Liquidity. As of March 31, 2009, Noah had cash, cash equivalents and short-term investments of RMB841.7 million (US$123.2 million). This compares with cash, cash equivalents and short-term investments of RMB1.03 billion (US$151.0 million) as of December 31, 2008. Noah made a one-time dividend payment in the amount of RMB137.5 million (US$20.1 million) in the third quarter of fiscal 2009. In addition, the Company has purchased a property in Chengdu for RMB98.3 million (USD14.4 million), which will be used as the Company’s new headquarters.

Share Repurchase Program
As of April 30, 2009, Noah repurchased approximately 2.6 million American Depositary Shares (ADSs) for US$9.4 million, and a total of US$0.6 million remains under the Company’s share repurchase program. The Company will continue to actively purchase shares during open trading windows in accordance with SEC regulations.
Financial Outlook for Third Quarter of Fiscal Year 2009
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB114 million to RMB116 million for the fourth quarter of fiscal 2009, representing an increase of 16% to 18% compared to the prior-year quarter. This forecast reflects Noah’s current and preliminary view, which is subject to change.
Conference Call
Noah has scheduled an investor conference call at 5:00 a.m. (Pacific) / 8:00 a.m. (Eastern) / 8:00 p.m. (Beijing/Hong Kong) on Wednesday, May 27, 2009 to discuss its third quarter fiscal 2009 financial results and recent business activities. Individuals interested in participating in the call may do so by dialing:

	Toll Free	Toll

United States	+1-800-299-0433	+1-617-801-9712
China	10-800-130-0399
Hong Kong	###-##-####
United Kingdom	00-800-2800-2002
Passcode	Noah Education
Please dial in 10 minutes before the call is scheduled to begin.
A telephone replay will be available shortly after the call until June 3, 2009 by dialing the following numbers:

	Toll Free	Toll

United States	+1-888-286-8010
International Dial In		+1-617-801-6888
Passcode	74889886
A live webcast of the conference call and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.

Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8329 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2009 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.
About Noah
Noah Education Holdings Limited (“Noah”) is a leading provider of supplementary education services to China’s elementary and middle school students. Noah’s core offering includes the development and marketing of electronic learning products (ELPs), interactive educational courseware content, software, on- and offline delivery platforms and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for students throughout China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the growing student population. The interactive and comprehensive services Noah offers will enable students and teachers to engage in knowledge-sharing communities, all centered around the Noah brand. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.
For more information about Noah, please visit http://www.noahedu.com.cn.

Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Investor Contact: Rick Chen Executive Vice President Noah Education Holdings Ltd Tel: +86-755-8204-3456 Email: rick_chen@noahedu.com	Investor Relations (US):
Jessica McCormick
Taylor Rafferty
Tel: +1 (212) 889-4350
Email: noahedu@taylor-rafferty.com

Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com
— FINANCIAL TABLES FOLLOW —

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended			Nine months ended
	March 31			March 31
	2008	2009	2009	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	184,094,696	214,477,955	31,389,008	553,991,798	552,014,937	80,787,797
Cost of revenue	(82,381,971)	(100,961,711)	(14,775,822)	(270,886,343)	(268,776,119)	(39,335,585)

Gross profit	101,712,725	113,516,244	16,613,187	283,105,455	283,238,818	41,452,212
Research & development expenses	(14,721,987)	(11,263,478)	(1,648,418)	(37,979,123)	(42,926,095)	(6,282,266)
Sales & marketing expenses	(56,151,779)	(65,244,595)	(9,548,595)	(166,323,867)	(176,188,542)	(25,785,324)
General and administrative expenses	(15,220,375)	(19,341,783)	(2,830,684)	(29,774,505)	(44,949,133)	(6,578,339)
Other expenses	(451,907)	(4,500)	(659)	(2,592,388)	(142,558)	(20,864)

Total operating expenses	(86,546,048)	(95,854,356)	(14,028,356)	(236,669,883)	(264,206,329)	(38,666,793)

Other operating income	11,110,671	11,515,005	1,685,230	37,008,519	35,840,774	5,245,324

Operating income	26,277,348	29,176,892	4,270,060	83,444,090	54,873,263	8,030,743
Derivative gain (loss)	823,661	2,755,004	403,197	(5,238,686)	5,807,511	849,933
Interest income	6,172,075	1,006,210	147,260	14,719,199	2,805,250	410,550
Investment income	0	1,245,040	182,213	0	11,710,962	1,713,908
Other Non-Operating income	22,578,606	359,137	52,560	22,578,606	4,278,436	626,152

Income before income taxes	55,851,690	34,542,284	5,055,289	115,503,208	79,475,422	11,631,287
Provision for income taxes	(417,200)	(165,889)	(24,278)	(1,756,048)	(432,978)	(63,367)

Net income	55,434,490	34,376,395	5,031,011	113,747,160	79,042,444	11,567,921
Deemed dividend	0	0	0	(379,092)	0	0

Net income attributable to ordinary shareholders	55,434,490	34,376,395	5,031,011	113,368,068	79,042,444	11,567,921

Net income per share
Basic	1.45	0.96	0.14	3.61	2.15	0.32
Diluted	1.40	0.95	0.14	3.49	2.13	0.31

Weighted average ordinary shares outstanding
Basic	38,198,045	35,802,726		31,483,788	36,697,112
Diluted	39,136,046	35,999,768		32,571,634	37,114,312

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	December 31,	March 31,
	2008	2009	2009
	Unaudited	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	757,198,094	835,814,763	122,322,113
Short-term investment	273,049,099	5,873,142	859,539
Accounts receivables, net of allowance	162,695,505	193,640,600	28,339,446
Related party receivables	629,226	627,838	91,885
Inventories	116,676,757	106,604,184	15,601,602
Prepaid expenses, deferred tax assets and other current assets	70,623,359	48,377,213	7,080,041
Deferred tax asset	1,954,800	1,796,797	262,963

Total current assets	1,382,826,840	1,192,734,538	174,557,587
Property, plant and equipment, net	19,117,816	117,001,074	17,123,194
Intangible assets, net	5,031,888	4,913,557	719,103
Deposit for long-term investment	0	3,000,000	439,052

Total assets	1,406,976,544	1,317,649,170	192,838,937

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	82,272,150	86,552,682	12,667,049
Other payables, accruals	34,116,843	49,167,623	7,195,718
Advances from customers	2,219,755	2,241,107	327,988
Income taxes payable	870,316	436,409	63,869
Deferred revenues	8,476,326	8,798,503	1,287,667
Dividend payable	137,519,663	0	0

Total current liabilities	265,475,053	147,196,323	21,542,291
Warrants	2,754,480	0	0

Total liabilities	268,229,534	147,196,323	21,542,291

Shareholders’ Equity
Ordinary shares	14,591	14,546	2,129
Additional paid-in capital	1,119,539,792	1,116,722,662	163,433,193
Accumulated other comprehensive loss	(93,202,072)	(93,055,456)	(13,618,735)
Retained earnings	112,394,701	146,771,093	21,480,059

Total shareholders’ equity	1,138,747,012	1,170,452,846	171,296,645

Total liabilities and shareholders’ equity	1,406,976,545	1,317,649,170	192,838,937

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended					Nine months ended
	March 31					March 31
	2008		2009			2008		2009
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	184,094,696	100.0%	214,477,955	31,389,008	100.0%	553,991,798	100.0%	552,014,937	80,787,797	100.0%

GAAP gross profit	101,712,725	55.3%	113,516,244	16,613,187	52.9%	283,105,455	51.1%	283,238,818	41,452,212	51.3%
Share-based compensation	63,643	0.0%	33,717	4,934	0.0%	315,800	0.1%	156,526	22,908	0.0%

Non-GAAP gross profit	101,776,368	55.3%	113,549,960	16,618,121	52.9%	283,421,255	51.2%	283,395,344	41,475,119	51.3%

GAAP operating income	26,277,348	14.3%	29,176,892	4,270,060	13.6%	83,444,090	15.1%	54,873,263	8,030,743	9.9%
Share-based compensation	2,460,749	1.3%	1,097,105	160,562	0.5%	17,878,026	3.2%	5,700,700	834,302	1.0%

Non-GAAP operating income	28,738,097	15.6%	30,273,997	4,430,622	14.1%	101,322,116	18.3%	60,573,964	8,865,045	11.0%

GAAP net income	55,434,490	30.1%	34,376,395	5,031,011	16.0%	113,747,160	20.5%	79,042,444	11,567,921	14.3%
Share-based compensation	2,460,749	1.3%	1,097,105	160,562	0.5%	17,878,026	3.2%	5,700,700	834,302	1.0%
Change in the fair value of warrants	(823,661)	-0.4%	(2,755,004)	(403,197)	-1.3%	5,238,686	0.9%	(5,807,511)	(849,933)	-1.1%

Non-GAAP net income	57,071,578	31.0%	32,718,496	4,788,376	15.3%	136,863,872	24.7%	78,935,634	11,552,289	14.3%

GAAP net income per share
Basic	1.45		0.96	0.14		3.61		2.15	0.32
Diluted	1.40		0.95	0.14		3.49		2.13	0.31

Non-GAAP net income per share
Basic	1.49		0.91	0.13		4.35		2.15	0.31
Diluted	1.46		0.91	0.13		4.13		2.13	0.31
- End -